Exhibit (a)(2)(C)

December 20, 2019

«Address_Line_1»

«Address_Line_2»

«Address_Line_3»

«Address_Line_4»

«Address_Line_5»

Account # «Acct»

Dear Shareholder,

We are in receipt of your request to redeem all or part of your shares in Lightstone Value Plus REIT V, Inc. (the Company) through our Share Redemption Program.

On December 13, 2019, the Board of Directors of the Company has authorized a self-tender offer (the Self-Tender Offer) to purchase up to 2,000,000 shares of common stock of the Company at $7.75 per share. Unless extended or withdrawn, the Self-Tender Offer will expire at midnight Eastern Time on Friday, January 17, 2020.

As required by SEC rules, the Share Redemption Program (SRP) was suspended indefinitely in connection with the Self-Tender Offer. While the SRP is suspended, the Company will not accept any requests for redemption.

All pending requests have been cancelled as of December 13, 2019, including your redemption request, received on <date received>, to redeem <amount requested> shares.

OR

All pending requests have been cancelled as of December 13, 2019, including the remaining balance of your redemption request, received on <date received>, <amount requested> pending in queue for future consideration.

You should receive, or may have already received, an Offer to Purchase and Letter of Transmittal with additional information about the Self-Tender Offer. If you would like to tender a portion or all of your shares pursuant to the terms of the Self-Tender Offer, please follow the instructions given in the materials to properly complete and submit the Letter of Transmittal by midnight Eastern Time on January 17, 2020.

If the Board determines to resume the SRP, the Company will notify stockholders through a public filing with the Securities and Exchange Commission. A new redemption request would need to be submitted to participate in in any future SRP.

To obtain an archived copy of your previously submitted redemption request form, please contact Shareholder Services at 888-808-7348, or investorservices@lightstonegroup.com. We are available Monday – Thursday 9 am -6 pm EST, and 9 am – 4 pm on Friday should you have any questions.

Sincerely,

Shareholder Services

Lightstone Value Plus REIT V, Inc.